FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                           REPORT OF FOREIGN PRIVATE ISSUER

                         PURSUANT TO RULE 13A-16 OR 15D-16 OF

                         THE SECURITIES EXCHANGE ACT OF 1934


          For the month of:   October 14, 1998
                              ----------------

                                     TRICOM, S.A.
                   (Translation of registrant's name into English)


            AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                      (Address of principal executives offices)


                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F     X      Form 40-F
                                   ---------          -----------

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes              No     X
                             -----------     ---------

                If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                                  --------

          FOR IMMEDIATE RELEASE -- FINAL
          For Further Information Contact:

          FOR FURTHER INFORMATION CONTACT:
          Jaime Garcia                      Robin Weinberg
          TRICOM, S. A.                     DEWE ROGERSON
          Ph (809) 476-4054                 Ph (212) 688-6840
          e-mail: jgarcia@tricom.com.do     e-mail: rweinberg@dewerogerson.com
                  ---------------------             --------------------------


             TRICOM, S.A. REPORTS RECORD EARNINGS IN THIRD QUARTER 1998


          (Santo Domingo, Dominican Republic, October 14, 1998) -- TRICOM, S.A. (NYSE:TDR), today announced results of operations for the third quarter ended September 30, 1998.

          THIRD QUARTER OPERATING HIGHLIGHTS:
           . Operating revenues totaled US$ 32.6 million for the third quarter of 1998, a 33.4% increase over third quarter of 1997 revenues of US$ 24.5 million.
           . Net earnings were US$ 5.2 million for the third quarter of 1998, or US$ 0.22 per share, compared to earnings before extraordinary item of US$ 1.4 million, or US$ 0.08 per share, for the third quarter of 1997.
           . The Company had 71,647 local access lines in service at September 30, 1998 compared to 34,995 at September 30, 1997.
           . Cellular subscribers increased to 88,990 at September 30, 1998 compared to 30,129 at September 30, 1997.
           . Operating margin increased to 23.5% in the third quarter of 1998 from 20.9% in the third quarter of 1997.
           . EBITDA increased 60.8% to US$ 14.3 million for the third quarter of 1998 from US$ 8.9 million for the third quarter of 1997, with margins increasing to 43.7% in the third quarter of 1998 from 36.2% in the third quarter of 1997.

          For the nine months ended September 30, 1998, TRICOM reported operating revenues of US$ 90.3 million, up 41.5% from operating revenues of US$ 63.8 million for the first nine months of 1997 and net earnings of US$ 12.2 million for the first nine months of 1998 compared with earnings before extraordinary item of US$ 2.0
          million for the first nine months of 1997.   EBITDA for the first
          nine months of 1998 totaled US$ 38.6 million compared to US$ 21.2 million for the same period of 1997. Earnings per share increased to US$ 0.55 for the first nine months of 1998 as compared to earnings per share before extraordinary item of US$ 0.12 for the same period of 1997.

          Arturo Pellerano, President and Chief Executive Officer of TRICOM, stated, "The third quarter marked another record breaking earnings period for TRICOM. We are extremely pleased with the results which continue to reflect our growth in the local market and our revenues derived from the international markets as well. As we continue to increase our market penetration through expanded marketing efforts and the employment of state-of-the-art technology, we expect to see similar trends next quarter."

          OPERATING REVENUES for the third quarter of 1998 increased by
          ------------------
          33.4% to US$ 32.6 million from US$ 24.5 million for the third quarter of 1997. The Company attributes this growth to increased revenues from local service, cellular, installations, as well as international settlement revenues particularly from TRICOM USA's international operations.

          INTERNATIONAL SETTLEMENT REVENUES increased by 14.6% to US$ 13.2
          ---------------------------------
          million for the third quarter of 1998 compared to US$ 11.5 million for the third quarter of 1997. This increase in international revenues resulted from the growth of inbound traffic volume from TRICOM USA, the Company's long distance service provider in the United States. This increase was achieved despite a 3.1% decrease in settlement rates to an average rate of US$0.222 per minute for the third quarter of 1998 from US$0.229 per minute for the third quarter of 1997. Inbound minutes increased by 18.1% to 51.4 million during the third quarter of 1998 from 43.5 million during the third quarter of 1997. The number of inbound minutes generated by TRICOM USA increased by 69.0% to 30.8 million minutes from 18.2 million minutes for the same period in 1997. For the first nine months of 1998, total inbound minutes increased by 55.0% to 143.6 million compared to
          92.7 million for the first nine months of 1997.

          LOCAL  SERVICE  REVENUES  increased  by  77.6%  to US$ 3.5
          ------------------------
          million for the third quarter of 1998 from US$ 2.0 million for the third quarter of 1997, reflecting the expansion of the Company's local access network, combined with a higher average monthly rate charged to customers. During the third quarter of 1998, the Company added 11,228 net local access lines compared to 6,553 net local access lines added during the same period of 1997. This represents the highest number of net line additions in any quarter since TRICOM began installing local access lines in 1994. As of September 30, 1998, the Company had 71,647 local access lines in service compared to 34,995 local access lines in service at September 30, 1997, doubling its local access line subscriber base.

          CELLULAR REVENUES increased by 51.0% to US$ 5.4 million during
          -----------------
          the third quarter of 1998 compared to US$ 3.6 million for the same period in 1997 primarily as a result of a higher average subscriber base. The Company added 12,895 net cellular subscribers during the third quarter of 1998 compared to 6,608 net cellular subscribers during the third quarter of 1997. The number of cellular subscribers increased by 195.4% to 88,990 at September 30, 1998 from 30,129 at September 30, 1997. Airtime minutes increased 17.2% in the third quarter of 1998 to 24.5 million minutes from 20.9 million minutes in the third quarter of 1997. In addition, the average price per outgoing airtime minute increased by 27% to US$ 0.26 in the third quarter of 1998 from US$ 0.20 in the third quarter of 1997. The Company attributes the substantial increase in cellular subscribers to its Amigo prepaid cellular program introduced in the third quarter of 1997.

          INSTALLATION REVENUES increased by 206.2% to US$ 3.8 million for
          ---------------------
          the third quarter of 1998 from US$ 1.2 million for the third quarter of 1997. This increase is a result of the continued growth in the number of local access line installations and cellular activations. During the third quarter of 1998, the Company installed 12,706 gross local access lines and activated 26,191 cellular subscribers, compared to 7,919 gross local access lines installed and 9,914 cellular subscribers activated during the third quarter of 1997.

          OPERATING COSTS increased 29.0% to US$ 25.0 million for the third
          ---------------
          quarter of 1998 compared to US$ 19.3 million for the third quarter of 1997. However, as a percentage of total operating revenues, operating costs declined to 76.5% for the third quarter of 1998 from 79.1% for the same period in the previous year. This increase in operating costs was primarily attributable to increases in general and administrative expenses, depreciation, and expense in lieu of income taxes. General and administrative expenses increased by 54.4% to US$ 10.0 million for the third quarter of 1998 from US$ 6.5 million for the same period in 1997, mainly as a result of higher personnel costs, reflecting an increase in the number of employees, other expenses and sales commissions. However, these increases were partially offset by a decline in satellite connections and carrier costs.

          OPERATING INCOME, as a percentage of total operating revenues,
          ----------------
          improved to 23.5% for the third quarter of 1998 compared to 20.9% for the third quarter of 1997.

          NET EARNINGS increased by US$ 9.3 million to US$ 5.2 million, or
          ------------
          US$ 0.22 per share, for the third quarter of 1998 compared to a loss of US$ 4.0 million, or a loss of US$ 0.24 per share, for the third quarter of 1997. The loss in 1997 reflected a write-off of US$ 5.5 million in the third quarter related to the retirement of indebtedness with the proceeds of the Senior Notes. During the third quarter of 1997, the Company had earnings before extraordinary item of US$ 1.4 million, or US$ 0.08 per share. Net earnings accounted for 16.1% of total operating revenues for the 1998 third quarter, while earnings before extraordinary item accounted for 5.9% of total operating revenues for the 1997 third quarter, evidencing the continued improvement of the Company's profitability driven by its local access, cellular and international businesses.

          EBITDA increased by 60.8% to US$ 14.3 million for the third
          ------
          quarter of 1998 from US$ 8.9 million for the third quarter of 1997, as a result of higher operating margins, reflecting the Company's improved operating performance. In addition, as a percentage of total operating revenues, EBITDA grew to 43.7% for the third quarter of 1998 from 36.2% for the third quarter of 1997.

          TRICOM is a full service telecommunications provider in the Dominican Republic, and has long distance operations in the United States and Puerto Rico. Since it began operations in 1992 as a low-cost international long distance service provider, the Company has expanded its services to include basic local service, national long distance, cellular, paging and Internet access.

                                      *   *   *


          The statements contained in this press release which are not historical facts are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to the following factors: competition; declining rates for international long distance traffic; opposition to increased rates for basic local service; the Company's significant capital expenditure requirements and its need to finance such expenditures; the inability of the Company to expand its local access line network in a timely manner and within the amount budgeted for such capital expenditure program; the inability of the Company to manage effectively its rapid expansion; the continued growth of the Dominican economy, demand for telephone services in the Dominican Republic and moderation of inflation; and the continuation of a favorable political and regulatory environment in the Dominican Republic.

                                  (Tables to follow)

          The following tables set forth comparative operating information for the three- and nine-month periods ended September 30, 1997 and 1998.

          -------------------------------------------------------------------
          SUMMARY OF OPERATING
            INFORMATION                3Q'97       3Q'98    VARIATION    %
          -------------------------------------------------------------------
          Total lines in service
            (at period end)            34,995      71,647     36,652   104.7%

          Airtime minutes          20,911,737  24,499,345  3,587,608    17.2%

          International long
            distance minutes:

            Inbound minutes        43,538,952  51,420,700  7,881,748    18.1%

            Outbound minutes        5,533,817   5,829,141    295,324     5.3%

          Domestic long distance
            minutes                 3,516,580   5,202,634  1,686,054    47.9%

          Cellular subscribers
            (at period end)            30,129      88,990     58,861   195.4%

          Paging subscribers
            (at period end)            27,443      28,652      1,209     4.4%

          Number of employees
            (at period end)               759       1,272

          -------------------------------------------------------------------

          -------------------------------------------------------------------
          SUMMARY OF OPERATING
            INFORMATION                YTD'97      YTD'98   VARIATION    %
          -------------------------------------------------------------------
          Total lines in service
            (at period end)            34,995      71,647     36,652   104.7%

          Airtime minutes          53,249,439  69,072,660 15,823,221    29.7%

          International long
            distance minutes:

            Inbound minutes        92,668,471 143,643,553 50,975,082    55.0%

            Outbound minutes       16,171,141  17,797,207  1,626,066    10.1%

          Domestic long distance
            minutes                 8,927,399  14,318,142  5,390,743    60.4%

          Cellular subscribers
            (at period end)            30,129      88,990     58,861   195.4%

          Paging subscriber
            (at period end)            27,443      28,652      1,209     4.4%

          Number of employees
            (at period end)               759       1,272

          -------------------------------------------------------------------

          The following table sets forth the percentage contribution of each category of revenues to total operating revenues and certain items in the statement of operations expressed as a percentage of total operating revenues for the three- and nine-month periods ended September 30, 1997 and 1998.

          -------------------------------------------------------------------

          OPERATING REVENUES          3Q'97     3Q'98      YTD'97    YTD'98
          -------------------------------------------------------------------

          Toll                        15.6%     13.7%       17.5%     14.8%

          International
            settlement                47.0%     40.4%       44.2%     40.6%

          Local service                8.0%     10.7%        6.6%     10.2%

          Cellular                    14.7%     16.7%       14.1%     16.3%

          Paging                       5.3%      3.4%        5.9%      3.9%

          Sale and lease of
            equipment                  4.2%      3.0%        6.9%      3.1%

          Installations                5.0%     11.6%        4.6%     10.8%

          Other                        0.1%      0.6%        0.0%      0.3%

         ---------------------------------------------------------------------

          Operating costs             79.1%     76.5%       83.7%     76.4%

          Operating income            20.9%     23.5%       16.3%     23.6%

          Interest expense, net      -11.1%     -7.0%      -11.8%     -8.9%

          Earnings before
            extraordinary item         5.9%     16.1%        3.1%     13.5%

          Net earnings               -16.4%     16.1%       -5.4%     13.5%

          EBITDA                      36.2%     43.7%       33.2%     42.8%

         ---------------------------------------------------------------------
         NOTE:  Percentages do not add up to 100% due to rounding

          TRICOM, S.A. AND SUBSIDIARIES
          CONSOLIDATED BALANCE SHEET
          (IN US$)


                                           DECEMBER 31,    SEPTEMBER 30,
                                           ------------    -------------
                                               1997             1998

          ASSETS                            (AUDITED)       (UNAUDITED)

          Current assets:

            Cash and cash
              equivalents               US$   5,732,505  US$  21,773,101


          Accounts receivable:

            Customers                         5,612,123        4,786,892

            Carriers                          5,546,399        4,436,705

            Related parties                     625,248          243,750

            Officers and
              employees                         200,294          241,050

            Current portion of
              long-term
              accounts
              receivable                        281,382           23,579

            Other                             3,525,123        7,286,684
                                        ---------------  ---------------
                                             15,790,569       17,018,661

            Allowance for                      (668,827)        (623,437)
              doubtful accounts         ---------------  ---------------

              Accounts
                receivable, net              15,121,742       16,395,224

          Current portion of pledged
            securities                       22,750,000       54,469,879

          Inventories, net                    5,633,477       11,266,706

          Prepaid expenses                    2,518,052        1,500,593
                                        ---------------  ---------------
            Total current
              assets                         51,755,776      105,405,503

          Long-term accounts
            receivable                          966,592          367,480

          Unearned interest                    (204,576)         (82,626)
                                        ---------------  ---------------
            Long-term accounts
              receivable, net                   762,016          284,854


          Investments:

            Pledged securities               53,018,390                -

            Others                            1,796,521        2,006,654
                                        ---------------  ---------------

              Total investments              54,814,911        2,006,654
                                        ---------------  ---------------

          Property and
            equipment, net                  202,977,596      304,629,047

          Other assets at
            cost, less
            accumulated
            amortization                     10,833,238       15,732,278

          TOTAL ASSETS                  US$ 321,143,537  US$ 428,058,336
                                        ===============  ===============

          TRICOM, S.A. AND SUBSIDIARIES
          CONSOLIDATED BALANCE SHEET
          (IN US$)

                                        DECEMBER 31,       SEPTEMBER 30,
                                        ------------       -------------
                                            1997               1998

           LIABILITIES &                  (AUDITED)         (UNAUDITED)
           SHAREHOLDERS EQUITY

           Current liabilities:

             Short-term obligations   US$          -     US$    158,326

             Notes payable:

               Borrowed funds-banks        5,905,005          7,791,342

               Borrowed funds-
                related parties            4,849,818         18,414,988

               Bonds payable-short
                term                               -                  -

               Current portion of
                long term debt -
                Carifa Loan                        -         32,000,000
                                       -------------      -------------
                                          10,754,823         58,206,330

             Accounts payable:

                Carriers                   2,327,768          2,234,441

                Suppliers                 17,746,637         28,121,903

                Related parties                    -                  -

                Other                      1,023,478            916,929
                                       -------------      -------------
                                          21,097,883         31,273,273

           Other liabilities               3,039,761          4,346,705

           Accrued expenses               12,017,371         11,730,473
                                       -------------      -------------
               Total current
                liabilities               46,909,838        105,715,107


           Reserve for severance
            indemnities                      140,641             25,870


           Long-term debt:

             Carifa Loan                  32,000,000                  -

             Senior Notes                200,000,000        200,000,000
                                       -------------      -------------
               Total liabilities         279,050,479        305,740,977


           Shareholders equity:

             Class A Common Stock at
              par value RD$10:
              Authorized 55,000,000
              shares; 5,700,000
              shares issued at
              September 30, 1998                   -          3,750,000

             Class B Stock at par
              value RD$10:
              Authorized 22,517,095
              shares at December 31,
              1997 and 21,044,544
              shares at September
              30, 1998; 19,390,528
              shares issued at
              December 31, 1997 and
              19,144,544 issued at
              September 30, 1998          43,357,343         12,595,095

             Paid-in-capital, excess
              over par                             -         94,515,379

             Legal reserve                   600,233            600,233

             Retained earnings
              (deficit)                    3,147,997            718,290

             Period net income
              (loss)                      (2,429,707)        12,162,119

             Equity adjustment for
              foreign currency
              translation                 (2,023,757)        (2,023,757)
                                       -------------      -------------
                                          42,652,109        122,317,359

             Less treasury stock at
              cost, 245,985 shares          (559,051)                 -
                                       -------------      -------------
                                          42,093,058        122,317,359

           TOTAL LIABILITIES &
           SHAREHOLDERS EQUITY       US$ 321,143,537    US$ 428,058,336
                                       =============      =============

          All share and per share data set forth below reflect the reclassification of the Company's shares of Common Stock that were outstanding prior to TRICOM's initial public offering of American Depository Shares into shares of Class B Stock and give effect to an approximate 3.3132-for-one stock split at that time. The financial data set forth below at and for the nine months ended September 30, 1998 are unaudited and are subject to normal year-end adjustments. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of the results of operations to be expected for the entire year ending December 31, 1998.


          TRICOM, S.A. AND SUBSIDIARIES
          CONSOLIDATED STATEMENT OF OPERATIONS
          (IN US$)


                                       THREE MONTH PERIOD ENDED
                                            SEPTEMBER 30,
                                    -----------------------------

                                       1997               1998
                                    -----------       -----------
                                    (UNAUDITED)       (UNAUDITED)

           OPERATING REVENUES
           Toll                  US$ 3,808,391      US$ 4,465,767
           International
            settlement              11,501,513         13,177,167
           Local service             1,962,228          3,484,598
           Cellular                  3,604,511          5,443,230
           Paging                    1,306,211          1,109,492
           Sale and lease
            of equipment             1,032,580            978,349
           Installations             1,231,842          3,772,153
           Other                        12,566            205,150
                                    ----------         ----------
           TOTAL OPERATING
            REVENUES                24,459,842         32,635,906


           OPERATING COSTS:
           Satellite
            connections and
            carrier                  8,288,489          7,604,076
           Network
            depreciation             1,550,418          3,086,136
           Expense in lieu
            of income taxes          1,675,232          2,575,250
           General and
            administrative
            expenses                 6,491,570         10,020,901
           Depreciation
            expense                    519,435            914,829
           Other                       813,227            753,710
                                    ----------         ----------
           TOTAL OPERATING
            COSTS                   19,338,371         24,954,902

           OPERATING INCOME          5,121,471          7,681,004

           OTHER INCOME
            (EXPENSES):
           Interest expense         (3,512,436)        (3,799,246)
           Interest income             806,162          1,500,694
           Foreign exchange
            loss                      (301,297)           (54,360)
           Other                      (680,028)           (83,732)
                                    ----------         ----------
           TOTAL OTHER
            EXPENSES                (3,687,599)        (2,436,644)
                                    ----------         ----------
           EARNINGS BEFORE
            EXTRAORDINARY
            ITEM                     1,433,872          5,244,360

           EXTRAORDINARY
            ITEM - EARLY
            EXTINGUISHMENT
            OF DEBT                 (5,452,995)                 -

           NET EARNINGS         US$ (4,019,123)    US$  5,244,360
                                    ==========         ==========

           EBITDA               US$  8,866,556     US$ 14,257,219

           EARNINGS PER
            SHARE BEFORE
            EXTRAORDINARY
            ITEM                US$       0.08     US$       0.22

           EARNINGS PER
            SHARE               US$      (0.24)    US$       0.22




                                       NINE MONTH PERIOD ENDED
                                            SEPTEMBER 30,
                                    -----------------------------

                                       1997              1998
                                    -----------       -----------
                                    (UNAUDITED)       (UNAUDITED)

           OPERATING REVENUES
           Toll                  US$ 11,183,790     US$ 13,327,639
           International
            settlement               28,207,247         36,676,456
           Local service              4,234,351          9,198,808
           Cellular                   9,023,020         14,734,640
           Paging                     3,795,893          3,556,468
           Sale and lease
            of equipment              4,418,355          2,798,781
           Installations              2,949,077          9,780,712
           Other                         19,175            274,313
                                     ----------         ----------
           TOTAL OPERATING
            REVENUES                 63,830,908         90,347,817


           OPERATING COSTS:
           Satellite
            connections and
            carrier                  23,113,981         23,433,672
           Network
            depreciation              5,240,471          8,224,804
           Expense in lieu
            of income taxes           4,370,340          6,719,661
           General and
            administrative
            expenses                 16,771,059         25,945,424
           Depreciation
            expense                   1,120,984          2,321,725
           Other                      2,778,063          2,341,223
                                     ----------         ----------
           TOTAL OPERATING
            COSTS                    53,394,898         68,986,509

           OPERATING INCOME          10,436,010         21,361,308

           OTHER INCOME
            (EXPENSES):
           Interest expense          (8,461,203)       (12,041,255)
           Interest income              958,557          3,943,125
           Foreign exchange
            loss                       (301,297)          (139,197)
           Other                       (642,467)          (961,862)
                                     ----------         ----------
           TOTAL OTHER
            EXPENSES                 (8,446,410)        (9,199,189)
                                     ----------         ----------
           EARNINGS BEFORE
            EXTRAORDINARY
            ITEM                      1,989,600         12,162,119

           EXTRAORDINARY
            ITEM - EARLY
            EXTINGUISHMENT
            OF DEBT                  (5,452,995)                 -

           NET EARNINGS          US$ (3,463,395)    US$ 12,162,119
                                     ==========         ==========

           EBITDA                US$ 21,167,805     US$ 38,627,498

           EARNINGS PER
            SHARE BEFORE
            EXTRAORDINARY
            ITEM                 US$       0.12     US$       0.55

           EARNINGS PER
            SHARE                US$      (0.20)    US$       0.55

          TRICOM, S.A. AND SUBSIDIARIES
          CONSOLIDATED STATEMENT OF CASH FLOWS
          (IN US$)

                                          NINE MONTH PERIOD ENDED
                                               SEPTEMBER 30,
                                     ---------------------------------
                                         1997                 1998

                                     (UNAUDITED)           (UNAUDITED)
           Cash flows from
           operating activities:

            Cash received from
             customers              US$ 73,485,762       US$ 88,211,099

            Cash paid to
             suppliers and
             employees                 (49,819,350)         (49,073,587)

            Cash received from
             (paid to) related
             parties                      (159,114)             381,498

            Interest paid               (8,804,636)         (12,163,205)

            Interest received
             on deposits                   958,557            3,943,125

            Expense in lieu of
             income tax                 (4,370,340)          (6,719,661)

            Other income
             (expenses), net              (943,765)          (1,101,061)
                                       -----------          -----------
              Net cash provided
               by (used in)
               operating
               activities               10,347,114           23,478,208


           Cash flows from
            investing activities:

             Acquisition of
              investments              (54,342,649)                   -

             Current portion of
              investments              (22,750,000)         (31,719,879)

             Cancellation of
              investments                        -           52,808,258

             Acquisition of
              property and
              equipment                (47,402,725)        (112,198,006)
                                       -----------          -----------

               Net cash used in
                investing
                activities            (124,495,374)         (91,109,627)


           Cash flows from
            financing activities:

             Borrowed funds
              (paid to) from
              banks                    (37,011,757)           2,044,663

             Borrowed funds
              from related
              parties                  (18,569,576)          13,565,170

             Short terms
              obligations               (2,235,955)                   -

             Issuance
              (redemption) of
              short-term bonds          (7,061,768)          32,000,000

             High yield bond
              issue                    200,000,000                    -

             Long-term debt            (28,000,000)         (32,000,000)

             Issuance of common
              stock                     20,000,000           68,062,182
                                       -----------          -----------
               Net cash
                provided by
                financing
                activities             127,120,944           83,672,015


           Net increase (decrease)
            in cash and cash
            equivalents                 12,972,684           16,040,596


             Cash and cash
              equivalents at
              beginning of the
              year                       4,291,804            5,732,505


           Cash and cash
            equivalents at end
            of period               US$ 17,264,488       US$ 21,773,101
                                       ===========          ===========

                                      SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               TRICOM, S.A


          Dated:  October 15, 1998           By: /s/ Carl H. Carlson
                                                --------------------------
                                                Carl H. Carlson,
                                                Executive Vice President
                                                and Member of the
                                                Office of the President